EXHIBIT 99.12 Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)
20 April 2023

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees can purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each or Rio Tinto Limited ordinary shares (‘shares’). Shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (‘matching shares’), conditional upon satisfying the terms of myShare. Matching shares are subject to a three-year holding period, after which they vest.

myShare vesting

On 17 April 2023, the following PDMRs / KMPs received their vested matching shares under myShare, of which sufficient were sold on 17 April 2023 to pay applicable withholding tax and other deductions.

Security	Name of PDMR / KMP	Number of matching shares originally awarded	Number of shares vested*	Number of shares sold	Price per share sold	Number of shares retained
Rio Tinto plc shares	Baatar, Bold	9.6301	12.4129	5.36858	GBP 55.85989	7.04432
Rio Tinto plc shares	Barrios, Alfredo	19.0252	24.5237	3.992851	GBP 55.85989	20.530849
Rio Tinto plc shares	Cunningham, Peter	9.6301	12.4129	5.36858	GBP 55.85989	7.04432
Rio Tinto Limited shares	Kaufman, Sinead	15.2353	18.9107	0	AUD 120.2621	18.9107
Rio Tinto plc shares	Stausholm, Jakob	9.6301	12.4129	5.36858	GBP 55.85989	7.04432
Rio Tinto Limited shares	Vella, Ivan	13.0775	16.2323	7.903751	AUD 120.2621	8.328549

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original matching shares awarded, in accordance with the plan rules.

myShare purchase

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On 17 April 2023, the following PDMRs / KMPs acquired Rio Tinto shares under myShare and were allocated the same number of matching share awards as follows:

Security	Name of PDMR / KMP	Number of shares acquired	Number of matching shares awarded	Price per share
Rio Tinto plc shares	Baatar, Bold	6.753903	6.753903	GBP 55.52345
Rio Tinto plc shares	Barrios, Alf	18.929838	18.929838	GBP 55.52345
Rio Tinto plc shares	Cunningham, Peter	6.753903	6.753903	GBP 55.52345
Rio Tinto Limited shares	Kaufman, Sinead	11.553966	11.553966	AUD 120.9974
Rio Tinto plc shares	Stausholm, Jakob	6.753903	6.753903	GBP 55.52345
Rio Tinto plc shares	Vella, Ivan	14.509905	14.509905	GBP 55.52345

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees can purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares).

On 17 April 2023, the following PDMRs / KMPs purchased Rio Tinto plc shares under the UKSP and were allocated the same number of matching shares as follows:

Name of PDMR	Number of shares acquired	Number of matching shares awarded	Price per share
Baatar, Bold	7	7	GBP 55.52345
Stausholm, Jakob	7	7	GBP 55.52345

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

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Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118	Media Relations, Americas Simon Letendre M +514 796 4973 Malika Cherry M +1 418 592 7293
Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

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